UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three months ended June 30, 2023.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, and 333-267850) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: August 28, 2023

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income / (Loss), Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three months ended June 30, 2023 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2023 as filed with the SEC on June 28, 2023 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three months ended June 30, 2023 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Results of Operations, containing a year-over-year, a comparison over two-years analysis as well as references to over three-years (the pre-Covid year) of our financial results for the three months ended June 30, 2023 as well as segment information.
•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the Supplementary Liquidity Facility.

Business Overview
Global Blue Group Holding AG and its subsidiaries (the “Company” or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Retail Tech Solutions (RTS) including an e-commerce returns platform, an eReceipts platform and a post-purchase technology platform.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and RTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and RTS as separate reporting segments, as well as describe the business as a whole.
COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89.4% versus the previous year. Gradually, with vaccination efforts and the introduction of the COVID-19 vaccination certificates during calendar year 2021, international travel has gradually reopened and consequently, shops started to have requests for tax-free forms by international travelers. Southeast Asia fell behind Europe and the US in reopening for international travel but has eventually reopened. China was last to reopen for international travel in early January 2023 and consequently, Global Blue is currently observing a gradual recovery of Chinese travelers across Asia as well as Europe and the Company expects this trend to continue.
As of current quarter, the Sales in Store are above pre-COVID levels for most origin nationalities, albeit Chinese tourists continue to fall behind, with a recovery level just above 50%.

Legal Proceedings
The Group has previously reported on the Refund Complaint to the European Commission and subsequent ‘preliminary investigation’ by the European Commission related to alleged breaches of EU competition regulations. On July 17, 2023 the Group announced that the European Commission ‘preliminary investigation’ had been closed and that no remediation actions or fines were imposed on Global Blue following the closure of the case by the European Commission.
Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and RTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•RTS SiS represents the original value of the goods being returned by the online shopper on ZigZag services.

The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, RTS SiS and Total SiS for the three months ended June 30, 2023, 2022 and 2021:

	Three Months Ended June 30
	2023	2022	2021
	(in EUR billions)
TFSS SiS	4.3	2.2	0.4
AVPS SiS	1.5	1.1	0.5
RTS SiS	0.4	0.4	0.0
Total SiS	6.2	3.7	0.9

TFSS SiS
TFSS SiS increased by EUR2.1 billion or 93.9% to EUR4.3 billion for the three months ended June 30, 2023, from EUR2.2 billion for the three months ended June 30, 2022. This increase is mainly driven by increased recovery from the COVID-19 outbreak impact as a result of the last restrictions to international travels being removed as

China lifted its zero-Covid policy, which has allowed international shopping to return as whole to their normal levels of operations at pre-COVID-19 levels as well as the effect of pent-up demand.
TFSS SiS increased by EUR3.9 billion, to EUR4.3 billion for the three months ended June 30, 2023, from EUR0.4 billion for the three months ended June 30, 2021. As mentioned above this increase is attributed to the recovery from the COVID-19 pandemic, which has allowed businesses to return to their normal levels of operations and for travel to return to pre-COVID-19 levels.

AVPS SiS
AVPS SiS increased by EUR0.4 billion or 37.2% to EUR1.5 billion for the three months ended June 30, 2023, from EUR1.1 billion for the three months ended June 30, 2022 Performance is improving as a result of the removal of travel restrictions and international travel resuming to the pre-COVID-19 levels across most geographies and new business in certain markets.
AVPS SiS increased by EUR1.0 billion, to EUR1.5 billion for the three months ended June 30, 2023 from EUR0.5 billion for the three months ended June 30, 2021. AVPS performance is benefiting from the removal of travel restrictions and consequently, international travelling resuming to the pre-pandemic levels as well as new business as mentioned above.

RTS SiS
RTS SiS remained flat at EUR0.4 billion for the three months ended June 30, 2023 and EUR0.4 billion for the three months ended June 30, 2022.
As this segment was created in 2021, there is no historical data to compare with the three months ended June 30, 2021.

Non-IFRS Financial Measures
Other metrics that management considers regarding the company’s results of operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted EBITDA Margin, Exceptional items, Tax effect of adjustments, Adjusted tax expenses, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.
These non-IFRS measures are considered because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures, certain of which are presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three months ended June 30, 2023, 2022 and 2021
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three months ended June 30, 2023, 2022 and 2021:

	Three Months Ended June 30
	2023	2022	2021
	(in EUR millions)
Income statement data:
Total revenue	94.5	56.1	16.7
Of which: TFSS revenue	68.6	39.6	9.1
Of which: AVPS revenue	18.8	12.6	4.9
Of which: RTS revenue	7.1	4.0	2.8
Operating expenses	(70.1)	(63.0)	(68.4)
Operating profit/(loss)	24.4	(6.9)	(51.7)
Finance income	1.4	0.7	2.2
Finance costs	(12.0)	(10.7)	(9.3)
Net finance costs	(10.7)	(10.0)	(6.5)
Profit/(Loss) before tax	13.7	(17.0)	(58.1)
Income tax benefit/(expense)	(4.0)	2.1	6.2
Profit/(Loss) for the period	9.7	(14.9)	(51.8)

Total revenue
Our Total revenue increased by EUR38.4 million or 68.4% to EUR94.5 million for the three months ended June 30, 2023, from EUR56.1 million for the three months ended June 30, 2022, as a result of the EUR29.1 million increase in TFSS revenue, a EUR6.2 million increase in AVPS revenue and EUR3.1 million increase in RTS revenue. Refer to below sections for further details.
Our Total revenue increased by EUR77.8 million, to EUR94.5 million for the three months ended June 30, 2023, from EUR16.7 million for the three months ended June 30, 2021, as a result of the EUR59.5 million increase in TFSS revenue, EUR13.9 million increase in AVPS revenue and EUR4.3 million increase in revenue from RTS segment.
The revenue of our TFSS reporting segment increased by EUR29.1 million or 73.5% to EUR68.6 million for the three months ended June 30, 2023, from EUR39.6 million for the three months ended June 30, 2022. As noted above, this increase reflects the ongoing recovery of the tourism post the COVID-19 outbreak.
The revenue of our TFSS reporting segment increased by EUR59.5 million, to EUR68.6 million for the three months ended June 30, 2023, from EUR9.1 million for the three months ended June 30, 2021. This increase is largely in line with the increase of TFSS SiS and reflects the ongoing recovery of the tourism post the COVID-19 outbreak.
The revenue of our AVPS reporting segment increased by EUR6.2 million or 49.2% to EUR18.8 million for the three months ended June 30, 2023, from EUR12.6 million for the three months ended June 30, 2022. This revenue increase is directly in line with the AVPS SiS increase for the same period.

The revenue of our AVPS reporting segment increased by EUR13.9 million, to EUR18.8 million for the three months ended June 30, 2023, from EUR4.9 million for the three months ended June 30, 2021. This revenue increase is directly in line with the AVPS SiS increased for the same period.
The revenue of our RTS reporting segment increased by EUR3.1 million, or 78.0% to EUR7.1 million for the three months ended June 30, 2023, from EUR4.0 million for the three months ended June 30, 2022. The revenue increase from this reporting segment follows the performance and the continued efforts towards expanding the merchant base through affiliation of new clients combined with revenue increases resulting from the business combination with ShipUp, of which, EUR1.3 million was not part of the Company revenue for the three months ended June 30, 2022.
The revenue of our RTS reporting segment increased by EUR4.3 million, to EUR7.1 million for the three months ended June 30, 2023, from EUR2.8 million for the three months ended June 30, 2021. The revenue increase from this reporting segment is driven by the continued efforts towards expanding the merchant base through affiliation of new clients combined with the investment in new business combinations, with Yocuda and ShipUp, of which, EUR1.6 million was not part of the Company revenue for the three months ended June 30, 2021.

Operating expenses
The table below provides the key breakdown of the operating expenses:

Periodic	Three Months Ended June 30
	2023	2022	2021
	(in EUR millions)
Total operating expenses	(70.1)	(63.0)	(68.4)
Amortization of intangible assets acquired through business combinations	(1.1)	(8.9)	(18.1)
Other depreciation and amortization	(9.0)	(8.7)	(10.0)
Depreciation and amortization	(10.1)	(17.6)	(28.1)
Exceptional items	6.7	3.8	(12.9)
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(66.7)	(49.3)	(27.4)
Variable adjusted operating expenses(1)	(23.2)	(14.9)	(4.7)
Fixed adjusted operating expenses(2)	(43.5)	(34.3)	(22.7)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(2) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and Variable adjusted operating expenses.

Total operating expenses
Our Total operating expenses increased by EUR7.1 million, or 11.2% to EUR70.1 million for the three months ended June 30, 2023, from EUR63.0 million for the three months ended June 30, 2022. This increase is mainly driven by higher adjusted operating expenses, partially offset by lower amortization of intangible assets acquired through business combinations and by higher exceptional items benefit.
Our Total operating expenses increased by EUR1.7 million, or 2.5%, to EUR70.1 million for the three months ended June 30, 2023, from EUR68.4 million for the three months ended June 30, 2021. This increase is mainly driven by higher adjusted operating expenses, offset by lower amortization of intangible assets acquired through business combinations and by an benefit on exceptional items.
Depreciation and amortization
Our depreciation and amortization decreased by EUR7.4 million, or 42.3%, to EUR10.1 million for the three months ended June 30, 2023, from EUR17.6 million for the three months ended June 30, 2022 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our depreciation and amortization decreased by EUR17.9 million, or 63.9%, to EUR10.1 million for the three months ended June 30, 2023, from EUR28.1 million for the three months ended June 30, 2021 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our amortization of intangible assets acquired through business combinations decreased by EUR7.8 million or 87.6%, to EUR1.1 million for the three months ended June 30, 2023, from EUR8.9 million for the three months ended June 30, 2022. This decrease is due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR17.0 million or 93.9% to EUR1.1 million for the three months ended June 30, 2023, from EUR18.1 million for the three months ended June 30, 2021. This decrease is due to the Currency Select Intangible Assets acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our other depreciation and amortization increased by EUR0.4 million or 4.0% to EUR9.0 million for the three months ended June 30, 2023, from EUR8.7 million for the three months ended June 30, 2022.
Our other depreciation and amortization decreased by EUR1.0 million or 9.6% to EUR9.0 million for the three months ended June 30, 2023, from EUR10.0 million for the three months ended June 30, 2021.
Exceptional items
Our exceptional items amounted to a benefit of EUR6.7 million for the three months ended June 30, 2023. The positive effect corresponds mainly to a gain of EUR8.1 million from the change in fair value of warrants and put options
Our exceptional items amounted to a benefit of EUR3.8 million for the three months ended June 30, 2022. The positive effect corresponds mostly to a gain of EUR6.9 million from change in fair value of warrants and put options, of which EUR2.2 million are related to ZigZag Global and EUR1.2 million to the impact of the revaluation of the Yocuda put option, partially offset by EUR1.7 million of share based payments
Our exceptional items amounted to an expense of EUR12.9 million for the three months ended June 30, 2021. The expenses related mainly to EUR10.7 million from change in fair value of warrants and put options and EUR1.3 million from share based payments.

Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR17.4 million, or 35.3%, to EUR66.7 million for the three months ended June 30, 2023, from EUR49.3 million for the three months ended June 30, 2022. This increase is partly attributable to a EUR8.3 million, or 55.2% (EUR6.9 million, or 54.7% if excluding the impact of RTS) increase in variable adjusted operating expenses driven by increased volumes and EUR9.1 million, or 26.6% (EUR6.3 million, or 19.6% if excluding the impact of RTS) and partly due to increase in fixed adjusted operating expenses.

Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR39.3 million, or 143.4%, to EUR66.7 million for the three months ended June 30, 2023, from EUR27.4 million for the three months ended June 30, 2021. The increase is attributable to a EUR18.5 million (EUR14.8 million if excluding the impact of RTS) increase in variable adjusted operating expenses mainly driven by increased volumes and EUR20.8 million, or 91.3% (EUR17.0 million, or 80.6% if excluding the impact of RTS), increase in fixed adjusted operating expenses.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR8.3 million, or 55.2% (EUR6.9 million, or 54.7% if excluding the impact of RTS) to EUR23.2 million for the three months ended June 30, 2023, from EUR14.9 million for the three months ended June 30, 2022. This is mainly attributed to the increase in volumes in the same period.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR18.5 million (EUR14.8 million if excluding the impact of RTS) to EUR23.2 million for the three months ended June 30, 2023, from EUR4.7 million for the three months ended June 30, 2021. This is mainly attributed to the increase in volumes in the same period.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR9.1 million, or 26.6% (EUR6.3 million, or 19.6% if excluding the impact of RTS) to EUR43.5 million for the three months ended June 30, 2023, from EUR34.3 million for the three months ended June 30, 2022. This is the result of short term cost saving measures applied by management during the COVID-19 period, which have ceased (and depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and were replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to some extent also impacted by inflation and public company costs.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR20.8 million, or 91.3% (EUR17.0 million, or 80.6% increase if excluding the impact of RTS) to EUR43.5 million for the three months ended June 30, 2023, from EUR22.7 million for the three months ended June 30, 2021. These is the result of short term cost saving measures applied by management during the COVID-19 period, which have ceased (and depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and were replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to some extent also impacted by the acquisitions in RTS segment, inflation, public company costs.

Net finance costs
Our net finance costs increased by EUR0.6 million or 6.3% to EUR10.7 million for the three months ended June 30, 2023, from EUR10.0 million for the three months ended June 30, 2022, mainly driven by higher interest rates, partially offset by favorable FX exchange rates.
Our net finance costs increased by EUR4.2 million, or 65.0%, to EUR10.7 million for the three months ended June 30, 2023, from EUR6.5 million for the three months ended June 30, 2021, mainly driven by higher interest rates, partially offset by favorable FX exchange rates.

Income tax benefit/(expense)
Our income tax expense changed by EUR6.1 million to an expense of EUR4.0 million for the three months ended June 30, 2023, compared with a benefit of EUR2.1 million for the three months ended June 30, 2022. This expense is driven by improvement on profit/(loss) before tax (for the reasons discussed above), less the impact of the adjustment in respect of deferred income tax of previous periods for the three months ended June 30, 2023, being a benefit of EUR1.6 million arising from the estimate of deferred tax on amortization of intangible assets from past business combinations.
Our income tax expense changed by EUR10.2 million, or 165.4% to an expense of EUR4.0 million for the three months ended June 30, 2023, compared with an benefit of EUR6.2 million for the three months ended June 30, 2021. The deviation between the two periods is mainly driven by reduced deferred tax benefits linked to improvements on profit/(loss) before tax as well as lower amortization on intangible assets acquired through business combinations.

Profit/(loss) for the period
Our Profit/(Loss) for the period changed by EUR24.6 million, or 164.8% to a profit of EUR9.7 million for the three months ended June 30, 2023, compared with a loss of EUR14.9 million for the three months ended June 30, 2022. The profit for the period increased as a result of the factors described above and with particular relevance, the effect of the business recovery.
Our Profit/(Loss) for the period changed by EUR61.6 million to a profit of EUR9.7 million for the three months ended June 30, 2023, compared with a loss of EUR52.0 million for the three months ended June 30, 2021. The profit for the period changed as a result of all the factors described above.

Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	Three Months Ended June 30
	2023	2022	2021
	(in EUR millions)
Profit/(Loss) for the period	9.7	(14.9)	(52.0)
Profit/(Loss) margin (%)	10.2%	(26.6)%	(N/A)
Income tax (benefit)/expense	4.0	(2.1)	(6.2)
Net finance costs	10.7	10.0	6.5
Exceptional items	(6.7)	(3.8)	12.9
Depreciation and amortization	10.1	17.6	28.1
Adjusted EBITDA	27.8	6.8	(10.7)
Adjusted EBITDA margin (%)	29.4%	12.2%	(63.8)%

Our Adjusted EBITDA increased by EUR21.0 million to a EUR27.8 million profit for the three months ended June 30, 2023 from a EUR6.8 million profit for the three months ended June 30, 2022. As noted above, improvements in performance are primarily driven by an increase in Revenue of EUR38.4 million linked to the recovery of the travel and tourism sector, partially offset by increased Adjusted operating expenses (excluding exceptional items, depreciation and amortization).

Our Adjusted EBITDA increased by EUR38.5 million to a EUR27.8 million profit for the three months ended June 30, 2023, from a EUR10.7 million loss for the three months ended June 30, 2021. This was due to a EUR77.8 million increase in Revenue mainly linked to the business recovery from Covid-19, partially offset by EUR39.3 million increase in Adjusted operating expenses (excluding exceptional items, depreciation and amortization), as noted above.

	Three Months Ended June 30
	2023	2022	2021
	(in EUR millions)
TFSS Adjusted EBITDA	41.2	20.5	0.8
AVPS Adjusted EBITDA	9.8	5.8	1.8
RTS Adjusted EBITDA	(2.0)	(0.7)	(0.7)
Unallocated costs	(21.2)	(18.7)	(12.7)
Total Adjusted EBITDA	27.8	6.8	(10.7)

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR41.2 million, and EUR9.8 million, respectively, and negative EUR2.0 million for our RTS reporting segment, for the three months ended June 30, 2023. Additionally, there were EUR21.2 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR20.5 million and EUR5.8 million, respectively, and negative EUR0.7 million for our RTS reporting segment, for the three months ended June 30, 2022. Additionally, there were EUR18.7 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR0.8 million and EUR1.8 million, respectively, and negative EUR0.7 million for our RTS reporting segment,for the three months ended June 30, 2021. Additionally, there were EUR12.7 million of unallocated costs, which are kept at group level and not allocated to our two reporting segments.

Adjusted Net Income/(Loss) (Group Share)

	Three Months Ended June 30
	2023	2022	2021
	(in EUR millions)
Profit/(loss) attributable to owners of the parent	8.2	(15.2)	(51.9)
Exceptional items	(6.7)	(3.8)	12.9
Amortization of intangible assets acquired through business combinations	1.1	8.9	18.1
Tax effect of adjustments	(0.5)	(1.5)	(2.8)
Adjusted net income/(loss) (Group share)	2.1	(11.6)	(23.7)
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR13.7 million, or 118.5% to a EUR2.1 million profit for the three months ended June 30, 2023, from a EUR11.6 million loss for the three months ended June 30, 2022.

Our Adjusted Net Income/(Loss) (Group Share) improved by EUR25.9 million, or 109.0% to a EUR2.1 million profit for the three months ended June 30, 2023, from a EUR23.7 million loss for the three months ended June 30, 2021.

Adjusted Effective Tax Rate

The adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for tax effect of adjustments i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	Three Months Ended June 30
	2023	2022	2021
	(in EUR millions)
(i) Income tax benefit/(expense)	(4.0)	2.1	6.2
Tax effect of adjustments	(0.5)	(1.5)	(2.8)
(ii) Adjusted tax expenses	(4.5)	0.6	3.4
(iii) Profit/(Loss) before tax	13.7	(17.0)	(58.1)
Exceptional items	(6.7)	(3.8)	12.9
Amortization of intangible assets acquired through business combinations	1.1	8.9	18.1
(iv) Adjusted profit/(loss) before tax	8.1	(11.9)	(27.1)
(i)/(iii) Effective tax rate (%)	29.5%	12.1%	10.6%
(ii)/(iv) Adjusted effective tax rate (%)	55.9%	5.0%	12.4%
Our Adjusted effective tax rate is 55.9% for the three months ended June 30, 2023, up from 5.0% for the three months ended June 30, 2022. The higher adjusted effective tax rate for the three months ended June 30, 2023 compared to the adjusted effective tax rate for the three months ended June 30, 2022 is mainly driven by interest costs being capped in certain countries reducing its tax deductibility, as well as the change of the Company’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expense in relation to the Adjusted profit before tax.
Our Adjusted effective tax rate is 55.9% for the three months ended June 30, 2023, up from 12.4% for the three months ended June 30, 2021. The higher adjusted effective tax rate for the three months ended June 30, 2023 compared to the adjusted effective tax rate for the three months ended June 30, 2021 is mainly driven by interest costs being capped in certain countries reducing its tax deductibility, as well as the change of the Company’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expense in relation to the Adjusted profit before tax.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplementary Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as it was with the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of i) a reduction in cash outflow for VAT refunds to international shoppers and ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, ii) cash outflows to settle longer-dated merchant payables and iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
Between April 1, 2023 and June 30, 2023, as the international travel and global economic continues to recover combined with entering into the high season, Global Blue experienced volume growth, which led to an increase of net working capital requirements of EUR47.2 million, and consequently, liquidity requirements. This increase was funded with existing cash and cash equivalents available in our balance sheet. In the same period last financial year, the working capital needs were EUR51.7 million. Given the global and evolving nature of the recovery and its impact on the international travel and extra-regional shopping sectors, our needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of June 30, 2023, the Company had cash and cash equivalents of EUR182.2 million, which were predominantly held in Euro. Approximately EUR3.0 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of June 30, 2023, Global Blue had additional available liquidity of EUR9.1 million consisting of EUR8.2 million of uncommitted local credit lines and RCF availability of EUR0.9 million.
As of June 30, 2023, the Company had EUR789.0 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR625.8 million in long-term financing (borrowings of EUR630.0 million less EUR4.2 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility, EUR61.1 million of the SLF and EUR3.1 million in other bank overdraft facilities.
The Company believes that its cash and cash equivalents are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given that the exact timing and pace of the revenue recovery is uncertain and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	Three Months Ended June 30
	2023	2022	2021
	(in EUR millions)
Net cash from/(used in) operating activities	(42.0)	(48.0)	(38.8)
Net cash from/(used in) in investing activities	(9.2)	(6.8)	(5.5)
Net cash from/(used in) financing activities	(6.0)	271.6	(3.1)
Net foreign exchange differences	(0.6)	1.3	(0.4)
Net increase/(decrease) in cash and cash equivalents	(57.7)	218.2	(47.8)
Cash and cash equivalents at the beginning of the year	240.5	51.1	182.8
Cash and cash equivalents at the end of the year	182.2	269.1	135.2
Net change in bank overdraft facilities	(0.6)	(0.2)	0.3
Net change in cash and cash equivalents	(57.7)	218.2	(47.8)
Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash used in operating activities was EUR42.0 million for the three months ended June 30, 2023 driven by an outflow of net working capital of EUR47.2 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities was EUR48.0 million for the three months ended June 30, 2022, driven by an outflow of net working capital of EUR51.7 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities was EUR38.8 million for the three months ended June 30, 2021, primarily due to an outflow of net working capital of EUR26.7 million. See “Net Working Capital” below and by a negative adjusted EBITDA of EUR10.7 million in the period.

Cash flow from/(used in) investing activities
Net cash flow from/(used in) investing activities consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR9.2 million for the three months ended June 30, 2023 driven by an outflow EUR7.0 million from Payments for capitalized intangible assets and EUR1.4 million of Acquisitions of non-current financial assets .

Net cash used in investing activities was EUR6.8 million for the three months ended June 30, 2022 primarily driven by an outflow of EUR4.2 million from Payments for capitalized intangible assets and EUR1.7 million from Acquisitions of non-current financial assets.
Net cash used in investing activities of EUR5.5 million for the three months ended June 30, 2021 was driven by an outflow of EUR4.4 million from the Purchase of intangible assets and also due to an EUR0.9 million outflow related to the Acquisition of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, proceeds from borrowings, and dividends paid to non-controlling interest.
Net cash used in financing activities was EUR6.0 million for the three months ended June 30, 2023 mainly related to Principal elements of lease payments of EUR3.3 million and EUR2.7 million of Dividends paid to non-controlling interests.
Net cash from financial activities of EUR271.6 million for the three months ended June 30, 2022 related to Proceeds from issuance of share capital of EUR215.2 million, Proceeds from loans and borrowings due to shareholders of EUR59.4 million partially offset by Principal elements of lease payments of EUR3.0 million
Net cash used in financing activities is EUR3.1 million for the three months ended June 30, 2021 mainly driven by the EUR3.1 million in payments related to Principal elements of lease payments.

Net Working Capital
In Global Blue’s TFSS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume movements. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, and before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterward.
When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 outbreak, this would lead to a short-term, temporary surge of its net working capital needs to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs, due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.

While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern Hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality, in a normal environment, of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent of any significant change in travel flows.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, and accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR47.2 million for the three months ended June 30, 2023. The outflow observed reflects an increase of trade receivables partly offset by trade payables (merchant commission payable and payments to tourists) which are mainly attributed to higher TFS Refunding activity mainly in France, Italy, Spain, Japan and Singapore as a result of entering in the typical summer high season, magnified by continued recovery from the COVID-19 outbreak impact,
Global Blue recorded a net working capital outflow of EUR51.7 million for the three months ended June 30, 2022. The outflow observed reflects an increase of trade receivables especially in June 2022 as a result of the increase of the VAT refunds from May to June 2022 impacted by the continued recovery of the COVID-19 outbreak as well as the seasonal effect which typically starts in May.
Global Blue recorded an outflow of EUR26.7 million for the three months ended June 30, 2021. The outflow observed reflects on one hand a reduction of its payables in the first part of the quarter, including a payment to French tax authorities of EUR6.7 million, as well as payments that benefited from deferrals linked to the Covid-19 outbreak, and an increase of trade receivables in June 2021 as a result of an increase of the VAT refunds from May to June 2021.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR2.4 million, or 45.3% to EUR7.8 million for the three months ended June 30, 2023 from EUR5.4 million for the three months ended June 30, 2022. Of the EUR2.4 million increase, EUR2.8 million are related to Payments for capitalized intangible assets.
Global Blue’s capital expenditure increased by EUR3.2 million, or 69.9% to EUR7.8 million for the three months ended June 30, 2023 from EUR4.6 million for the three months ended June 30, 2021. The majority of the EUR3.2 million increase related to a EUR2.7 million increase in intangible assets (purchases and capitalization) and EUR0.5 million in property, plant and equipment purchases.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On October 25, 2019, certain entities of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company,

Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630.0 million term loan facility (the “Term Loan Facility”) and the EUR100.0 million revolving credit facility (the “Revolving Credit Facility”) (in combination named as the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20.0 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630.0 million from the Term Loan Facility and EUR99.0 million from the Revolving Credit Facility (see “Indebtedness”).
In September 2020, Global Blue entered into a Supplemental Liquidity Facility (“SLF”) with SL Globetrotter, LP for an amount of USD75.0 million (EUR70.1 million). On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs.

Purpose
Global Blue has used the funds obtained by the Term Loan Facility, together with the available cash to the extent needed, to reimburse the principal amount and the interest accrued but not yet paid on its historic indebtedness, as well as to pay related fees, costs and expenses (including certain of those relating to the public listing in August 2020). The Revolving Credit Facility replaced the historic credit facility and is available, among others, to finance or refinance working capital and/or for general corporate purposes of Global Blue (see “Net Working Capital”).
In addition, an inter-creditor agreement governs the relationships between creditors under the Facilities Agreement. The Facilities are secured by certain collateral. See “Collateral” below.

Maturity and prepayment
The final repayment date for the Facilities Agreement is August 28, 2025.
The Facilities Agreement provides for each lender to require a cancellation of its commitments and a prepayment of its loans under the Facilities in the case of a change of control or a sale of all or substantially all of the businesses and assets of Global Blue to persons who are not members of Global Blue. A change of control will occur if any person or group of persons acting together who do not control Global Blue at such time acquire, directly or indirectly, beneficially more than 50% of the issued voting share capital of Global Blue other than certain permitted holders, including, among others, certain existing equity investors of Global Blue.
The Facilities Agreement also contains a standard mandatory prepayment provision in the event that it becomes illegal for a lender to fulfil any of its obligations under the Facilities Agreement. The Facilities Agreement also provides for voluntary prepayment of the Facilities at any time, with prior notice and without any prepayment penalty.
The Supplemental Facility Agreement will be required to be repaid in full by the Borrower on the earlier of (i) the date falling on the second anniversary of the date of the initial utilization of that Loan and (ii) February 28, 2024 (each term as defined in the Facilities Agreement).

Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
The company has no financial instruments to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Interest on the Supplemental Liquidity Facility accrues at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the SLF, as published by the Swiss tax authorities. Interest accrues and is to be paid by the Borrower at the end of each six-month interest period of the SLF, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness to Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination).

However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant was planned to be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. On October 4, 2021, the company obtained an extension of the waiver period until March 31, 2023. Global Blue has used the proceeds from any equity contribution or subordinated debt as an EBITDA Cure, which is deemed to increase the amount of Consolidated Pro Forma EBITDA for the purposes of the financial covenant leverage ratio test. As a result, Global Blue was in compliance with the financial covenant as of March 31, 2023.
The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to us on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is economically equivalent to Adjusted EBITDA as defined in this Annual Report plus projected synergies and costs savings arising in connection with acquisitions, disposals and other company initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement.

Representations and warranties
In addition to the undertakings listed above, the Facilities Agreement provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the Facilities Agreement and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the Facilities Agreement and ancillary documents; (vi) absence of conflicts between the Facilities Agreement and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the Facilities Agreement and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).

Guarantees
The Facilities are guaranteed by guarantees from Global Blue and certain other members of Global Blue, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the Facilities Agreement (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.

Collateral
On December 18, 2020, in accordance with the provisions of the Facilities Agreement, the Facilities have been secured by pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.

Events of default
The Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.

Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of June 30	As of March 31
	2023	2023	2022
	(in EUR millions)
Long-term financing—senior debt facility(1)	630.0	630.0	630.0
Capitalized financing fees(2)	(4.2)	(4.7)	(6.4)
Revolving credit facility(3)	99.0	99.0	99.0
Supplemental liquidity facility(4)	61.1	61.3	—
Other bank overdraft(5)	3.1	3.2	—
Bank overdraft(6)	—	—	0.7
Total interest-bearing loans and borrowings	789.0	788.8	723.2

(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR100.0 million of which EUR99.0 million has been drawn.
(4) SLF of USD75 million, of which USD65 million (EUR61.1 million) drawn.
(5) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.
(6) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature .
The Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million of which EUR99.0 million is drawn. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the senior term debt is based on a level of Total Net Leverage lower than 4.75x (see “Main undertakings”).

Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.

Cash Management
All operational entities of the Company forecast the cash developments weekly on a rolling basis. These are monitored by Group treasury ensuring that the Company's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of June 30, 2023, approximately EUR3.0 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Company. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of June 30, 2023 were limited to EUR8.2 million. The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.
Supplemental Liquidity Facility (“SLF”)
Under the loan agreement dated September 30, 2020 and amended November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) provided the SLF to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million (subject to “Reserved Commitments” of USD 10.0 million). Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Supplemental Liquidity Facility is available to the Borrower, except for the “Reserved Commitments”, to either i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or ii) to finance in good faith the actual liquidity needs of Global Blue. The “Reserved Commitments” may only be utilized to finance any amount of any director or officer liability claim to the extent that, proforma for the payment of such amount of that claim without the utilization of the Reserved Commitments, the Company would have Liquidity of less than EUR60 million.
The SLF are postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The SLF were available to the Borrower to the closing date until (and including) Feb 28, 2024.
On April 1, 2022 the Company drew USD20 million (EUR18.0 million) of the SLF and on April 19, 2022 drew an additional USD45 million (EUR41.4 million) to fund working capital needs of the Company.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

June 2023

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30	As of March 31
(EUR thousand)	Notes	2023	2023
ASSETS
Non-current assets
Property, plant and equipment		29,369	24,839
Intangible assets		606,863	605,508
Deferred tax assets		34,540	34,810
Investments in joint ventures and associates		226	230
Other investments	8	7,627	7,051
Other non-current financial assets		14,845	14,207
		693,470	686,645
Current assets
Trade receivables		269,570	191,469
Other current receivables		32,853	31,369
Income tax receivables		1,813	1,681
Prepaid expenses		6,622	5,586
Cash and cash equivalents		182,186	240,546
		493,044	470,651
Total assets		1,186,514	1,157,296
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	7	2,194	2,194
Share premium	7	1,852,339	1,852,339
Other equity	7	(117)	(117)
Other reserves		(968,213)	(970,623)
Accumulated losses		(874,889)	(883,420)
		11,314	373
Non-controlling interests		3,991	5,970
Total equity		15,305	6,343
Liabilities
Non-current liabilities
Loans and borrowings		727,107	726,891
Other non-current financial liabilities	8	20,499	18,811
Deferred tax liabilities		6,604	7,663
Post-employment benefits		3,877	3,795
Provisions for other liabilities and charges		1,093	1,230
		759,180	758,390
Current liabilities
Loans and borrowings		61,867	61,945
Other current financial liabilities	8	11,971	19,227
Trade payables		240,298	209,106
Other current liabilities		34,329	34,851
Accrued liabilities		48,794	54,639
Income tax liabilities		13,180	11,351
Provisions for other liabilities and charges		1,590	1,444
		412,029	392,563
Total liabilities		1,171,209	1,150,953
Total equity and liabilities		1,186,514	1,157,296
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENTS

		Three months ended June 30
(EUR thousand)	Notes	2023	2022
Total revenue	4	94,484	56,118
Operating expenses	5	(70,117)	(63,049)
Operating profit / (loss)		24,367	(6,931)
Finance income		1,351	677
Finance costs		(12,017)	(10,707)
Net finance costs	5	(10,666)	(10,030)
Profit / (Loss) before tax		13,701	(16,961)
Income tax benefit / (expense)	5	(4,043)	2,060
Profit / (Loss) for the period		9,658	(14,901)
Profit / (Loss) attributable to:
Owners of the parent		8,235	(15,199)
Non-controlling interests		1,423	298
Profit / (Loss) for the period		9,658	(14,901)

Basic earnings / (loss) per ordinary share	6	0.04	(0.08)
Diluted earnings / (loss) per ordinary share	6	0.04	(0.08)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended June 30
(EUR thousand)	2023	2022
Profit / (Loss) for the period	9,658	(14,901)
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	(228)	2,136
Income tax effect	50	(513)
	(178)	1,623
Other comprehensive income that may be reclassified to profit or loss in subsequent years:
Currency translation differences	398	36
Hyperinflation adjustment	296	—
	694	36
Other comprehensive income for the period, net of tax	516	1,659
Total comprehensive income / (loss) for the period	10,174	(13,242)
Attributable to:
Owners of the parent	9,495	(14,015)
Non-controlling interest	679	773
Total comprehensive income / (loss) for the period	10,174	(13,242)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended June 30
(EUR thousand)	Notes	2023	2022
Profit / (Loss) before tax		13,701	(16,961)
Depreciation and amortization	5	10,137	17,557
Net finance costs	5	11,193	8,066
Other non-cash items		(7,798)	(5,109)
Income tax (paid) / received		(3,377)	237
Interest paid		(18,617)	(138)
Changes in working capital		(47,239)	(51,650)
= Net cash used in operating activities (A)		(42,000)	(47,998)
Purchase of tangible assets		(768)	(798)
Purchase of intangible assets		(72)	(357)
Payments for capitalized intangible assets		(6,988)	(4,233)
Acquisitions of non-current financial assets		(1,399)	(1,677)
Receipts from sale of non-current financial assets		75	310
= Net cash used in investing activities (B)		(9,152)	(6,755)
Proceeds from issuance of share capital		—	215,208
Principal elements of lease payments		(3,297)	(2,957)
Proceeds from loans and borrowings due to shareholders		—	59,384
Dividends paid to non-controlling interests		(2,658)	—
'=Net cash from / (used in) financing activities (C)		(5,955)	271,635
Net foreign exchange difference (D)		(627)	1,335
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(57,735)	218,217
Cash and cash equivalents at beginning of the period		240,546	51,083
Cash and cash equivalents at end of the period		182,186	269,135
Net change in bank overdraft facilities		(625)	(165)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		(57,735)	218,217
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Three months ended June 30, 2023
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,668)	(14,981)	2,664	(883,420)	373	5,970	6,343
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	8,235	8,235	1,423	9,658
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	1,085	(121)	296	1,260	(744)	516
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	1,085	(121)	8,531	9,495	679	10,174
Employee share schemes		—	—	—	—	—	—	1,446	—	—	—	—	1,446	—	1,446
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(2,658)	(2,658)
Total contributions and distributions		—	—	—	—	—	—	1,446	—	—	—	—	1,446	(2,658)	(1,212)
Balance as of June 30, 2023		1,928	266	1,584,012	268,327	(114)	(3)	56,808	(1,013,668)	(13,896)	2,543	(874,889)	11,314	3,991	15,305

Three months ended June 30, 2022
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	47,661	(1,006,210)	(11,330)	1,086	(848,929)	(191,525)	5,732	(185,793)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(15,199)	(15,199)	298	(14,901)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	(439)	1,623	—	1,184	475	1,659
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(439)	1,623	(15,199)	(14,015)	773	(13,242)
Issuance of share capital Global Blue Group Holding A.G.		83	204	42,959	171,963	—	—	—	(4,348)	—	—	(2)	210,859	—	210,859
Issuance of treasury shares by Global Blue Group Holding A.G.		1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	1,791	—	—	—	—	1,566	—	1,566
Total contributions and distributions		84	204	42,959	171,963	(1)	—	1,791	(4,348)	—	—	(2)	212,650	—	212,650
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other transactions		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2022		1,928	267	1,581,064	268,327	(9,298)	(882)	49,452	(1,010,558)	(11,769)	2,709	(864,130)	7,110	6,505	13,615
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information
Global Blue Group Holding AG (‘the Company’) and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. More specifically, the Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Group offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and retail tech solutions (“RTS”). At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on August 25, 2023.
The unaudited condensed consolidated interim financial statements of Global Blue have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three-month period ended June 30, 2023 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments and put options that have been measured at fair value (Note 8).
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2023 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2023.
Revision of prior period financial statements
As previously disclosed in the Group's interim financial report for the period ended September 30, 2022, in connection with the second amendment of the CEO’s employment agreement during the period ended September 30, 2022, resulting in the modification of certain terms within its share option plan (SOP) and restricted share awards (RSA), the Group identified an error in the valuation at grant date of its 2019 and 2020 SOP & RSA grants, leading to the understatement of the share-based compensation expense and equity. As a result of this error the comparative period has been revised in the consolidated financial statements and the related notes. Management evaluated the effect of the error to its previously issued consolidated financial statements in accordance with IAS 8 – Accounting Policies, Accounting Estimates and Errors (“IAS 8”), and even though, based upon quantitative and qualitative factors, the error was not material to the prior interim period consolidated financial statements, Management has reflected the revision for the correction in the financial information of the prior period.
The effect of the aforementioned revision to the comparative period on the Group’s consolidated income statements is an increase of EUR0.2 million of Operating expenses, Operating loss, Loss before tax, Loss for the period, and Loss attributable to the owners of the parent; on the consolidated statements of comprehensive income an increase of the Total comprehensive loss by EUR0.2 million, and on the consolidated statements of cash flows an increase of the Loss before tax by EUR0.2 million with a corresponding decrease of Other non-cash items within Net cash used in operating activities.
Significant accounting policies
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
A new standard (IFRS17) and certain amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

NOTE 3    Significant changes in current reporting period
Information about the business
During the three-month period ended June 30, 2023, the Company has maintained the same level of material merchants and acquirers when compared to March 31, 2023.
Seasonality
The typical TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the northern hemisphere’s summer holiday season. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, Chinese New Year in January / February, and Ramadan in March / April.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The AVPS business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The RTS segment is currently composed of ZigZag Global, Yocuda and ShipUp. ZigZag and ShipUp have a soft seasonal curve skewed towards November and December, underpinned by Black Friday, Cyber Monday, and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.
COVID-19 Considerations
The Company’s results of operations continue to reflect the impact of the COVID-19 outbreak which started to affect the business since February 2020; nevertheless, during the three-month period ended June 30, 2023 the transaction volumes for the TFSS and AVPS businesses have significantly recovered when compared to the same period last year, but remain impacted by COVID-19 travelling restrictions as China, a principal origin country, has only lifted its Zero-COVID-19 restrictions in December 2022.

NOTE 4    Segment information
The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the chief executive officer (the “CEO”), chief financial officer, senior vice president marketing, communications & customer value creation, senior vice president new markets, public affairs & chief operating officer Americas, senior vice president added-value payment solutions, chief operating officer south Europe, chief operating officer Asia Pacific & Central Europe, chief technology officer, general counsel & company secretary, senior vice president strategy & chief product officer, chief operating officer north & central Europe & global accounts, senior vice president operations and senior vice president & global human resources director.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Services (TFSS), Added-Value Payment Solutions (AVPS) and Retail Tech Solutions (RTS), product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Three months ended June 30, 2023
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central costs	Total
Revenue		68,625	18,782	7,077	—	94,484
Operating expenses (1)		(27,436)	(9,010)	(9,082)	(21,162)	(66,690)
Adjusted EBITDA		41,189	9,772	(2,005)	(21,162)	27,794
Depreciation and amortization (2)	5					(10,137)
Exceptional items	5					6,710
Operating Profit						24,367

Three months ended June 30, 2022
(EUR thousand)
	Note	TFSS	AVPS	RTS	Central costs	Total
Revenue		39,557	12,585	3,976	—	56,118
Operating expenses (1)		(19,072)	(6,760)	(4,713)	(18,732)	(49,277)
Adjusted EBITDA		20,485	5,825	(737)	(18,732)	6,841
Depreciation and amortization (2)	5					(17,557)
Exceptional items	5					3,785
Operating Loss						(6,931)
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the three months ended June 30, 2023 fixed and variable costs amounted to EUR43.5 million and EUR23.2 million respectively (EUR34.4 million and EUR14.9 million for the three months ended June 30, 2022). Fixed personnel and non-personnel costs amounted to EUR29.7 million and EUR13.8 million respectively (EUR24.1 million and EUR10.3 million for the three months ended June 30, 2022).

(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

NOTE 5    Profit and loss information

(EUR thousand)		Three months ended June 30
Expenses by nature	Note	2023	2022
Employee benefit expenses		(30,907)	(24,865)
Depreciation and amortization		(10,137)	(17,557)
Agent costs		(18,505)	(11,778)
IT costs		(3,499)	(3,286)
Auditors, lawyers and consultants		(2,593)	(2,180)
Advertising and promotion		(4,844)	(3,030)
Travel, entertainment, office and rental cost		(3,026)	(2,392)
Change in fair value of warrants and put options	8	8,089	6,941
Share based payment transactions expenses		(600)	(1,750)
External and other personnel cost		(1,970)	(1,484)
Business restructuring expenses		(84)	(320)
Corporate restructuring expenses		(58)	(121)
Impairment		(23)	(570)
Other operating expense		(1,960)	(657)
Total operating expenses		(70,117)	(63,049)
For the three months ended June 30, 2023 the main driver of the total increase in employee benefit expenses is the average number of employees that increased from 1,475 (in the three months ended June 30, 2022) to 1,834; additionally, salaries and bonus expenses increased as grants offsetting the salaries expenses in various jurisdictions ceased to be applicable.
The depreciation of property, plant and equipment amounted to EUR3.40 million for the three months ended June 30, 2023 (EUR3.85 million for the three months ended June 30, 2022) comprising mostly of depreciation related to the right of use assets, while for the same period the amortization of intangible assets predominantly sources from capitalized intangible assets amounting to EUR5.55 million. For the three months ended June 30, 2022 the expense mainly comprised of the amortization of capitalized intangible assets amounting to EUR4.59 million and secondarily by assets recognized in the process of the purchase price allocation during the 2012 acquisition of Global Blue by Silver Lake and Partners Group. The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended on July 31, 2022, and amounted to EUR7.9 million for the three months ended June 30, 2022.
For the three months ended June 30, 2023 agent costs referring to merchant acquiring fees have increased as a consequence of the overall business recovery. In addition, they include all costs paid to carriers, representing the main operational cost of the RTS business segment.
During the three months ended June 30, 2023 the impairment assessment as of March 31, 2023 is still considered valid and no further impairment indicators were identified in the Company’s assets or CGUs.
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)		Three months ended June 30
Exceptional items	Note	2023	2022
Business restructuring expenses		(84)	(320)
Corporate restructuring expenses		(58)	(121)
Directors' fee		—	(40)
Impairment		(23)	(570)
Net sales of assets gain/(loss)		(7)	10
Share-based payment transactions and related other expenses		(628)	(1,750)
Change in fair value of warrants and put options	8	8,089	6,941
Other exceptional items		(579)	(365)
Total		6,710	3,785
Share-based payments
For the three months ended June 30, 2023 share-based payments represent the expenses predominantly for share options and restricted share grants issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan.
Change in fair value of warrants and put options
For the three months ended June 30, 2023, the majority of EUR8.1 million gain corresponds to the gain associated with the change in fair value of the warrant liabilities of EUR8.2 million (EUR3.5 million for the three months ended June 30, 2022), and was partially offset by EUR0.1 million loss associated with the change in the fair value of the put options of ZigZag (EUR2.2 million gain for the three months ended June 30, 2022), and EUR0.1 million associated with the put options of Yocuda (EUR1.2 million gain for the three months ended June 30, 2022).
Net finance costs
For the three months ended June 30, 2023 the net finance cost amounted to EUR10.7 million (EUR10.0 million for the three months ended June 30, 2022) out of which the finance costs amounted to EUR12.0 million (EUR10.7 million for the three months ended June 30, 2022). The latter predominantly comprise of EUR11.3 million of bank borrowings and amortization of related capitalized borrowing fees (for the three months ended June 30, 2022 it predominantly comprise of EUR5.9 million of bank borrowings and amortization of related capitalized borrowing fees and EUR4.6 million of net foreign exchange losses) partially offset by EUR0.9 million of interest income on bank deposits (EUR0.1 million for the three months ended June 30, 2022) and by EUR0.4 million of other finance income (EUR0.6 million for the three months ended June 30, 2022).
Income tax

(EUR thousand)	Three months ended June 30
Income tax	2023	2022
Current income tax expense	(5,226)	(1,083)
Adjustment in respect of current income tax of previous periods	43	426
Adjustment in respect of deferred income tax of previous years	1,599	(18)
Deferred tax benefit / (expense)	(459)	2,735
Income tax benefit / (expense) reported in the income statement	(4,043)	2,060

The adjustment in respect of deferred income tax of previous periods for the three months ended June 30, 2023 contains a benefit of EUR1.6 million arising from the revised estimate of deferred tax on amortization of intangible assets from past business combinations.

NOTE 6    Earnings per share

(EUR thousand)	Three months ended June 30
Earnings per share	2023	2022
Profit / (Loss) attributable to the owners of the parent	8,235	(15,199)
Profit / (Loss) attributable to the owners of the parent attributable to ordinary shares	6,836	(13,592)
Profit / (Loss) attributable to the owners of the parent attributable to preference shares	1,399	(1,607)
Weighted average number of basic ordinary shares outstanding (thousand)	189,856	181,050
Weighted average number of basic preference shares outstanding (thousand)	38,861	21,407
Basic earnings / (loss) per ordinary share	0.04	(0.08)
Profit / (Loss) attributable to the owners of the parent	8,235	(15,199)
Profit / (Loss) attributable to the owners of the parent attributable to ordinary shares	6,846	(13,592)
Profit / (Loss) attributable to the owners of the parent attributable to preference shares	1,389	(1,607)
Weighted average number of diluted ordinary shares outstanding (thousand)	191,499	181,050
Weighted average number of diluted preference shares outstanding (thousand)	38,861	21,407
Diluted earnings / (loss) per ordinary share	0.04	(0.08)
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the three months ended June 30, 2023, the Company has excluded 8.3 million ordinary shares from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive. Those shares relate to the Management Incentive Plan.
For the three months ended June 30, 2022, the Company has excluded 9.6 million ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered not-dilutive. The ordinary shares relate to the Management Incentive Plan and are potentially dilutive instruments.
The 30,735,950 outstanding warrants as of June 30, 2023 and June 30, 2022 are considered as not-dilutive.

NOTE 7    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of June 30, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliate~~s~~ (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Fund I, LP (4)	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	8,776,806	774,517	9,551,323	4.2%	516,317
Other Shareholders	21,903,546	—	21,903,546	9.6%	20,969,283
Total excl. treasury shares	189,855,747	38,860,611	228,716,358	100.0%	30,735,950
Treasury shares	11,371,136	236	11,371,372		—
Total incl. treasury shares	201,226,883	38,860,847	240,087,730		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Fund I, LP (4)	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	8,883,950	774,517	9,658,467	4.2%	516,317
Other Shareholders	21,796,402	—	21,796,402	9.5%	20,969,283
Total excl. treasury shares	189,855,747	38,860,611	228,716,358	100.0%	30,735,950
Treasury shares	11,371,136	236	11,371,372		—
Total incl. treasury shares	201,226,883	38,860,847	240,087,730		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes treasury shares
(4) - Corresponds to Certares Opportunities LLC and Knighthead Opportunities Capital Management, LLC

During the three months ended June 30, 2023, there were no changes in the number or the conditions of the ordinary shares, treasury shares, preference shares, and warrants.

NOTE 8    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of June 30, 2023 and March 31, 2023 on a recurring basis, including their levels in the fair value hierarchy.

As of June 30, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through OCI
- Other investments	—	—	7,627	7,627
Total assets	—	—	7,627	7,627

Liabilities
Financial liabilities at fair value through profit or loss
- Put options liabilities	—	—	4,618	4,618
- Warrant liabilities - Public warrants	2,109	—	—	2,109
- Warrant liabilities - Private warrants	—	1,111	—	1,111
- Other current financial liabilities - Derivative financial instruments	—	33	—	33
Total liabilities	2,109	1,144	4,618	7,871

As of March 31, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	7,051	7,051
Financial assets at fair value through profit or loss
-Other current receivables - Derivative financial instruments	—	107	—	107
Total assets	—	107	7,051	7,158
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	4,390	4,390
- Warrant liabilities - Public warrants	7,320	—	—	7,320
- Warrant liabilities - Private warrants	—	4,129	—	4,129
Total liabilities	7,320	4,129	4,390	15,839
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
There were no transfers between fair value hierarchy levels, nor any changes to the valuation techniques applied during the three months ended June 30, 2023.
The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives, put options and private warrants) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. For the three months ended June 30, 2023, the Group recognized EUR8.2 million fair value gain associated with the warrant liabilities under operating expenses in the income statement.
Put options
As of June 30, 2023 the put options comprise of EUR1.9 million and EUR2.7 million related to the acquisitions of ZigZag and Yocuda, respectively.
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution or EBITDA margin (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in all cases is the underlying business plan. In the case of ZigZag and Yocuda, the top and bottom 5% of extreme values have been excluded from the calculations.
For the three months ended June 30, 2023, the Group recognized EUR0.2 million fair value loss associated with put options under operating expenses in the income statement.
The following table presents the changes in level 3 instruments for the three months ended June 30, 2023:

(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2023	7,051	4,390
Additions	576	—
Loss recognized in income statement	—	140
Exchange differences	—	88
Closing balance as of June 30, 2023	7,627	4,618
During the three months ended June 30, 2023 Global Blue participated to the fundraising promoted by Toshi and increased its investment by EUR0.5 million.
During the three months ended June 30, 2023, there were no other changes in the business or economic circumstances that affect the fair value of the financial assets.

NOTE 9    Events after the reporting period
No events occurred after the reporting period, which required disclosure.